ENVOY
                             Communications Group Inc.

             ENVOY CLOSES DEAL FOR SAGE INFORMATION CONSULTANTS
         Acquisition of leading North American technology solution
            provider part of aggressive global growth strategy

     Toronto, Canada. August 10, 2000 - Geoff Genovese, President and CEO of Envoy Communications Group (NASDAQ:ECGI / TSE:ECG) today announced that Envoy has closed the deal to acquire Sage Information Consultants Inc., one of North America's leading technology solution providers. The purchase of Sage follows the recent announcement that the e-Marketing leader closed the deal for Gilchrist Brothers in the U.K. These acquisitions are part of Envoy's aggressive, global growth strategy.

     Sage (www.sageconsultants.com) is a leading Microsoft Solution Provider Partner in Canada and the U.S. and is part of an elite group of organizations on Microsoft's Partner Advisory Council providing guidance on issues that shape Microsoft's channel strategy for delivering solutions and services. With 75 consultants and offices in New York and Toronto, Sage will operate in conjunction with Devlin Applied Design and complement Envoy's internationally recognized web development services with leading edge e-commerce, knowledge management and infrastructure solutions. This acquisition adds blue-chip clients like Hewlett Packard (USA), State Farm
     (USA), Prudential (USA) and TD Waterhouse (USA ) to Envoy's impressive client roster.

     A new breed company, Envoy (www.envoy.to) is an integrated e-Marketer, digitally driven and committed to building global brands both on and off-line. In addition to Sage, Envoy owns leading advertising and e-Marketing agencies, Communique, Devlin Applied Design, FUSIONcreative, Gilchrist Brothers (UK), Hampel/Stefanides of New York, and The Watt Group. Envoy clients include adidas-Salomon Canada, Aer Lingus, Alliance Atlantis, BASF, Benjamin Moore, Bermuda Telephone, Bridgestone/Firestone, CAMCO, Canadian Football League, Canada Life, CCOHS, CIBC, Castrol, CDNow, Fairmont Hotels (USA), FedEx, Fisherman's Friend, Health Canada, Hewlett Packard, Honda, Hummingbird, IMAX Corporation, Juno Online Services, LCBO, National Discount Brokers,
     MAC Cosmetics, Oxford Properties Group Inc., Panasonic, PETsMART, PhoneFree, Pizza Hut Canada, Prudential (USA), Safeway, SPAR Aerospace, Sprint Canada, SportsRocket.com, State Farm (USA), Steelcase, Taylor Made, TD Waterhouse (USA), Wal-Mart and Woofur.com.

     Corporate Investor Relations:   Jason Mandel (416) 599-2256
                                     jasonm@envoy.to

     Investor Relations Group:       1-800-444-9214  envoy@invrel.com

     Media Relations:                Beverley Hammond (416) 593-7555 x366
                                     beverleyh@communique.to